STRASBURGER & PRICE, LLP

600 Congress Avenue, Suite 1600

Austin, Texas 78701

Telephone: 512-499-3600

Fax: 512-536-5719

March 13, 2009

VIA EDGAR TRANSMISSION

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attention:	John Lucas

RE:	Tri-Valley Corporation
Form 10-K For the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed February 2, 2009
File No. 001-31852
Response Letter Dated January 30, 2009

Dear Mr. Lucas:

Confirming our telephone conversation yesterday, our client, Tri-Valley Corporation, expects to file its response to the Commission staff’s comment letter dated March 4, 2009, on or before Tuesday, March 31, 2009. Tri-Valley also intends to file a Form 12b-25 notice with respect to its Form 10-K for the fiscal year ended December 31, 2008, and it expects to file the comment response and a 2007 10-K amendment as well as the 2008 10-K at approximately the same time, on or before March 31.

Thank you for your courtesy. Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Lee Polson

Lee Polson